Contact

www.linkedin.com/in/shlopez21 (LinkedIn)
www.p3.productions/ (Company)

Top Skills

Live Event Producer
Social Media
Performing Arts

Sammy Lopez

Theatre Producer
New York City Metropolitan Area

Summary

A curious theatre-maker dedicated to uplifting historically excluded voices & stories through the arts.

Broadway, West End, Off-Broadway, and Regional Theatre experience. Syracuse University Alum. Co-Founder and Producer with P3 Productions. Producer of Pride Plays. Proud co-founding member of The Industry Standard Group (TISG) and serves on the board of the New 42, TYA/USA, The Broadway League, and CO/LAB Theater Group.

Creative Producer for NYC Children's Theatre developing new theatre experiences for families and young audiences. www.Sammy-Lopez.com

---

Experience

P3 Productions

Co-Founder & Producer
April 2021 - Present (4 years 1 month)
New York City Metropolitan Area

P3 Productions is an award-winning producing team dedicated to building productions from the ground level to uplift new voices and communities.

New York City Children's Theater

3 years 10 months

Creative Producer
June 2024 - Present (11 months)

Promoting children's literacy and social development through sustainable, accessible professional theater productions and arts-in-education programs.

Resident Director
July 2021 - May 2024 (2 years 11 months)

He was the first resident director of New York City Children's Theater (NYCCT) and developed the virtual production of SAME SAME BUT DIFFERENT.

which was streamed for young audiences during the pandemic in the United States and India. To commemorate the 25th Anniversary of NYCCT, he directed the 2021 Story-Land Cabaret that re-opened the theatre's in-person programming and toured the five New York boroughs. He co-directed the adaptation of the book FISH IN A TREE with his collaborator Melissa Jessel and developed a new Theatre For The Very Young interactive experience inspired by his Abuelita that traveled to the five boroughs of NYC.

The Business of Broadway
Educator
September 2021 - Present (3 years 8 months)

The Business of Broadway aims to democratize knowledge around how commercial theatre business operates in order to provide greater agency to theatre makers of all kinds and to build an industry focused on greater transparency and more effective collaboration. The Business of Broadway offers an average of 2-3 courses each month, currently conducted virtually.

The Industry Standard Group
Founding Member
October 2020 - Present (4 years 7 months)

The Industry Standard Group (TISG) is a multimedia commercial investment and producing organization with an intentional focus on promoting work reflecting diversity, increasing the presence of BIPOC (Black, Indigenous, and People of Color) investors and producers in the commercial producing field and expanding the access and opportunities granted to BIPOC communities within the industry.

Marathon Digital
Special Projects Manager
February 2019 - July 2021 (2 years 6 months)

Marathon Digital is a revolutionary social media company representing Broadway shows and other live entertainment clients in New York City and around the world. We specialize in social media marketing, video production, and app design. Marathon Digital converts your fans to customers by cultivating communities and creating quality multimedia content across platforms. Clients include HAMILTON, HADESTOWN, AIN'T TOO PROUD, BE MORE CHILL, A CHRISTMAS CAROL, and more.

www.MarathonDGTL.com

Holtzman-Lopez Productions, LLC
Producer
August 2017 - April 2021 (3 years 9 months)

Holtzman Lopez Productions (HLP) is a full-service production company
founded by collaborators Ben Holtzman and Sammy Lopez. Ben and Sammy
are devoted to bringing thoughtful and innovative works to the stage from the
ground up.

Center Theatre Group
Social Media Coordinator
January 2018 - February 2019 (1 year 2 months)

Diverging Elements Theatre Co.
Owner/Producing Artistic Director
April 2013 - November 2017 (4 years 8 months)

Your Theatrics International
Assistant General Manager & Social Media Manager
September 2013 - September 2017 (4 years 1 month)

The Pekoe Group
Social Media Associate
January 2016 - January 2017 (1 year 1 month)

McLaughlin & Stern, LLP
Executive Assistant
April 2014 - December 2015 (1 year 9 months)

New York Musical Theatre Festival
General Management Intern
May 2012 - August 2012 (4 months)

Theatre 360
Administrative Assistant
September 2008 - June 2011 (2 years 10 months)

www.theatre360.org

———

Education

Syracuse University

Bachelor of Fine Arts (BFA), Musical Theatre

Los Angeles County High School for the Arts

Music/Vocal Major